March 8, 2018

VIA EDGAR TRANSMISSION

Alberto Zapata

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On January 8, 2018, the Registrant, on behalf of its series, Newfound Risk Managed Global Sectors Fund and Newfound Risk Managed U.S. Sectors Fund (each a “Fund” and collectively, the “Funds”), filed a registration statement (the “Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) on Form N-1A (the “Amendment”). In a telephone conversation on March 5, 2018, you provided comments to the Amendment. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

General

Comment 1. Going forward, in compliance with Rule 472 of the Securities Act, please submit a redline showing the changes for every future amendment filed pursuant to Rule 485(a).

Response. The Registrant will provide a redline with every future amendment to the Registration Statement.

Comment 2. Going forward, please submit a cover letter with every filing pursuant to Rule 485(a) identifying the reason for the filing.

Response. The Registrant will submit a cover letter with every future filing pursuant to Rule 485(a).

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217	4815-8795-1198.1

Alberto Zapata

March 8, 2018

Prospectus

Newfound Risk Managed Global Sectors Fund

Comment 3. Please provide the completed fee table and expense example prior to filing the 485(b).

Response. The Registrant has updated the tables on page 1 of the Prospectus to state the following:

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of purchase price)	None	None	None
Redemption Fee (as a % of amount redeemed if held less than 30 days)	1.00%	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.15%	1.15%	1.15%
Distribution and Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses	0.67%	0.67%	0.67%
Acquired Fund Fees and Expenses (1)	0.47%	0.47%	0.47%
Total Annual Fund Operating Expenses	2.54%	3.29%	2.29%
Fee Waiver and Expense Reimbursement (2)	(0.32)%	(0.32)%	(0.32)%
Total Annual Fund Operating Expenses After Fee Waiver	2.22%	2.97%	1.97%

Class	1 Year	3 Years	5 Year	10 Years
A	$787	$1,262	$1,793	$3,241
C	$300	$952	$1,661	$3,543
I	$200	$653	$1,167	$2,577

Comment 4. In the preamble to the Expense Example, please clarify that the waived expenses are reflected only for the term of the waiver, i.e., for the first year, and not thereafter.

Response. The Registrant has amended the disclosure on page 1 of the Prospectus to state the following:

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The numbers reflected herein include the expense caps through the expiration date of the current expense limitation agreement, July 31, 2019, and not thereafter.

Alberto Zapata

March 8, 2018

Comment 5. The holdings data for the Fund as of December 31, 2017 indicates that all of the Fund’s holdings are in exchange traded funds (“ETFs”). Please confirm that the Fund’s principal investment strategies do not need to be amended.

Response. The Registrant so confirms.

Comment 6. In the first paragraph under “Principal Investment Strategies,” the Registrant lists the primary sectors of the S&P Global Index in which the Fund may invest. Please confirm that all of the applicable sector risks have been disclosed.

Response. The Registrant has amended its disclosures on page 3 of the Prospectus to state the following:

Sector Risk: The Fund may focus its investments in sectors of a particular sector. Economic, legislative or regulatory developments may occur that significantly affect the entire sector. This may cause the Fund’s net asset value to fluctuate more than that of a fund that does not focus in a particular sector.

Consumer Discretionary Sector Risk: The consumer discretionary sector may be adversely affected by changes in the worldwide economy, consumer spending, competition, demographics and consumer preferences, exploration and production spending.

Consumer Staples Sector Risk: The consumer staples sector may be affected by the regulation of various product components and production methods, marketing campaigns and other factors affecting consumer demand.

Energy Sector Risk: Companies in the energy sector may be adversely affected by fluctuations in energy prices and supply and demand of energy fuels. Companies in the energy sector may need to make substantial expenditures, and to incur significant amounts of debt, in order to maintain or expand their reserves.

Financial Sector Risk: Companies in the financial sector are often subject to extensive governmental regulation and the potential for additional regulation, which may adversely affect the scope of their activities, the prices they can charge, and the amount of capital they must maintain.

Health Care Sector Risk: The health care sector may be affected by government regulations and government health care programs, increases or decreases in the cost

Alberto Zapata

March 8, 2018

of medical products and services and product liability claims, among other factors. Health care companies are subject to competitive forces that may result in price discounting.

Industrial Sector Risk: The value of securities issued by companies in the industrial sector may be adversely affected by supply and demand related to their specific products or services and industrial sector products in general. The products of manufacturing companies may face obsolescence due to rapid technological developments and introduction of new products.

Information Technology Sector Risk: Information technology companies face intense competition and potentially rapid product obsolescence.

Materials Sector Risk: Companies engaged in the production and distribution of basic materials may be adversely affected by changes in world events, political and economic conditions, environmental policies, import controls, competition and availability of resources and labor relations.

Telecommunications Sector Risk: Companies in the telecommunications sector are subject to the risk that they will underperform the market as a whole due to legislative or regulatory changes, adverse market conditions and/or increased competition.

Utilities Sector Risk: Deregulation may subject utility companies to greater competition and may adversely affect their profitability. As deregulation allows utility companies to diversify outside of their original geographic regions and their traditional lines of business, utility companies may engage in riskier ventures.

Comment 7. “Derivatives Risk” is listed on page 2 of the Prospectus under “Principal Investment Risks.” Please add corresponding summary strategy disclosures for such risk.

Response. The Registrant has amended the third paragraph under “Principal Investment Strategies” to state the following:

The Fund has the flexibility to invest in any combination of the securities described above, which include domestic and foreign and common stock, preferred stock, depositary receipts, equity swaps (including single-name, index, and basket swaps), options, equity index futures, and ETFs that invest in these types of securities.

Alberto Zapata

March 8, 2018

Comment 8. “Emerging Market Risk” is also listed on page 2 of the Prospectus under “Principal Investment Risks.” Please add corresponding summary strategy disclosures for such risk, including how the Registrant determines whether a country is an emerging market.

Response. The Registrant has amended the fifth paragraph under the heading “Principal Investment Strategies” to state the following:

Under normal circumstances, the Fund will invest at least 40% of its total assets in securities of non-U.S. issuers organized or having their principal place of business outside the U.S., including emerging market countries, or doing a substantial amount (more than 50%) of business outside the U.S. including emerging market countries. Emerging markets are generally those with a less-developed economy and per-capital income significantly lower than the U.S. Investments in ETFs based on non-U.S. market indexes are considered investments outside the U.S. for purposes of the 40% requirement noted above.

Comment 9. Given the allocation to ETFs, please provide a more robust discussion of ETF Risk in the principal risk disclosures.

Response. The Registrant has amended the “Principal Investment Risks” on page 2 of the Prospectus to include the following:

ETF Risk: ETFs are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in ETFs and also may be higher than other mutual funds that invest directly in securities. ETFs are subject to specific risks, depending on the nature of the ETF. Investment in the Fund should be made with the understanding that the ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the ETFs in which the Fund invests will incur expenses not incurred by their applicable indices. The market value of ETF shares may differ from their net asset value.

Comment 10. Please consider whether “Underlying Fund Risk” should be added as a principal risk.

Response: The Registrant has reviewed its principal investment strategies and risks, and respectfully declines to add “Underlying Fund Risk.” The Registrant refers to its response to Comment 9.

Alberto Zapata

March 8, 2018

Newfound Risk Managed U.S. Sectors Fund

Comment 11. Please provide the completed fee table and expense example prior to filing the 485(b).

Response. The Registrant has updated the tables on page 6 of the Prospectus to state the following:

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load)	None	None	None
Redemption Fee (as a % of amount redeemed if held less than 30 days)	1.00%	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%	0.95%	0.95%
Distribution and Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses	1.11%	1.11%	1.11%
Acquired Fund Fees and Expenses (1)	0.14%	0.14%	0.14%
Total Annual Fund Operating Expenses	2.45%	3.20%	2.20%
Fee Waiver and Expense Reimbursement (2)	(0.81)%	(0.81)%	(0.81)%
Total Annual Fund Operating Expenses After Fee Waiver	1.64%	2.39%	1.39%

Class	1 Year	3 Years	5 Year	10 Years
A	$732	$1,143	$1,661	$3,077
C	$242	$829	$1,527	$3,384
I	$141	$526	$1,025	$2,398

Comment 12. In the preamble to the Expense Example, please clarify that the waived expenses are reflected only for the term of the waiver, i.e., for the first year, and not thereafter.

Response. The Registrant has amended the disclosure on page 5 of the Prospectus to state:

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The numbers reflected herein include the expense caps through the expiration date of the current expense limitation agreement, July 31, 2019, and not thereafter.

Comment 13. The holdings data for the Fund as of December 31, 2017 indicates that all of the Fund’s holdings are in ETFs Please confirm that the Fund’s principal investment strategies do not need to be amended.

Alberto Zapata

March 8, 2018

Response. The Registrant so confirms.

Comment 14. In the first paragraph under “Principal Investment Strategies,” the Registrant lists the primary sectors of the S&P Global Index in which the Fund may invest. Please confirm that all of the applicable sector risks have been disclosed.

Response. The Registrant has added the disclosures provided in response to Comment 6.

Comment 15. “Derivatives Risk” is listed on page 6 of the Prospectus under “Principal Investment Risks.” Please add corresponding summary strategy disclosures for such risk.

Response. The Registrant has amended the second paragraph under “Principal Investment Strategies” to state the following:

The Fund has the flexibility to invest in any combination of the securities described above, which include domestic and foreign and common stock, preferred stock, depositary receipts, equity swaps (including single-name, index, and basket swaps), options, equity index futures, and ETFs that invest in these types of securities.

Comment 16. In the last paragraph under “Principal Investment Strategies” on page 6 of the Prospectus, the Registrant states that the “Fund typically expects to invest an amount approximately equal to its net assets directly in a portfolio of large capitalization equity securities and/or ETFs[.]” However, on page 5, the Prospectus states that the Fund will invest in equities of any market capitalization. Please reconcile these disclosures.

Response. The Registrant has amended the last paragraph under “Principal Investment Strategies” to state the following:

The Fund uses investment leverage as part of its principal investment strategy. The Fund typically expects to invest an amount approximately equal to its net assets directly in a portfolio of any market ~~large~~ capitalization equity securities and/or ETFs while also maintaining notional exposure to U.S. Treasuries through futures contracts.

Additional Information about Principal Investment Strategies and Risks

Comment 17. The strategy disclosures in this section are identical to the strategy disclosures in the summary prospectus. Please amend the disclosures in this section to provide a more layered strategy disclosure.

Alberto Zapata

March 8, 2018

Response. The Registrant has amended its disclosures on pages 11 of the Prospectus to state the following:

The Adviser utilizes a rules-based investment process to determine which securities to buy and sell for the Fund. The process relies on signals from its proprietary models, which analyze each of the 10 sectors. The models identify which sectors are exhibiting positive or negative momentum. Building on the theoretical foundation and empirical evidence for trend-following, the Adviser’s models seek to adapt not only to the unique nature of each sector, but also to changing market regimes. The models use an adaptive, confidence-based approach with two defining features. First, the models are dynamic. Instead of using a single time horizon or a blend of multiple measurement horizons, the models use a dynamic window governed by estimates of trend velocity. All else held equal, faster trends require shorter horizons while slower trends require longer ones. Second, the models are volatility-adjusted. Volatility provides context for returns. The models seek to filter returns that are more likely to be short-term market noise. All else held equal, when volatility is higher, the models require larger price movements to register as a meaningful continuation, or change, of trend.

If the momentum of a sector is positive, then it is included in the portfolio. If the momentum of a sector is negative, it is excluded from the portfolio. Sectors that are included in the Fund are generally equally weighted, subject to the Adviser’s rebalancing methodology, with a maximum allocation per sector of 25%, measured at the time of rebalancing for the sector in question. As such, when three or fewer sectors are represented in the Fund, the remainder of the Fund’s assets will be held in cash or invested directly or indirectly in investment grade short term fixed income ETFs or other securities, up to 100%. The portfolio is rebalanced as frequently as weekly subject to the Adviser’s rebalancing methodology. The Adviser’s rebalancing methodology consists of two main components. First, a process called portfolio tranching is utilized. Portfolio tranching involves implementing signal changes gradually over a period of time. Second, a trade optimization process is used. The trade optimization seeks to reduce trading and turnover while minimizing tracking error to the target portfolio. ~~The model identifies which sectors are exhibiting positive or negative momentum. If the momentum of a sector is positive, then it is included in the portfolio. If the momentum of a sector is negative, it is excluded from the portfolio.~~

The Fund may invest in long 5 and 10-Year U.S. Treasury futures contracts when the Adviser’s proprietary models indicate that such a position may offer a positive expected return and/or meaningful diversification benefits for the portfolio. These models utilize factors including, but not limited to, value and momentum.

Alberto Zapata

March 8, 2018

The Registrant has further amended its disclosures on page 12 of the Prospectus to state the following:

The Adviser utilizes a rules-based investment process to determine which securities to buy and sell for the Fund. The process relies on signals from its proprietary models, which analyze 9 of the primary GICS® sectors of the U.S. equity market. The models identify which sectors are exhibiting positive or negative momentum. Building on the theoretical foundation and empirical evidence for trend-following, Adviser’s models seek to adapt not only to the unique nature of each sector, but also to changing market regimes. The models use an adaptive, confidence-based approach with two defining features. First, the models are dynamic. Instead of using a single time horizon or a blend of multiple measurement horizons, the models use a dynamic window governed by estimates of trend velocity. All else held equal, faster trends require shorter horizons while slower trends require longer ones. Second, the models are volatility-adjusted. Volatility provides context for returns. The models seek to filter returns that are more likely to be short-term market noise. All else held equal, when volatility is higher, the models require larger price movements to register as a meaningful continuation, or change, of trend.

If the momentum of a sector is positive, then it is included in the portfolio. If the momentum is negative, it is excluded from the portfolio. Sectors that are included in the Fund are generally equally weighted, subject to the Adviser’s rebalancing methodology, with a maximum allocation per sector of 25%, measured at the time of rebalancing for the sector in question. As such, when three or fewer sectors are represented in the Fund, the remainder of the Fund’s assets will be held in cash or invested directly or indirectly in investment grade short term fixed income securities, up to 100%. The portfolio is rebalanced as frequently as weekly subject to the Adviser’s rebalancing methodology. The Adviser’s rebalancing methodology consists of two main components. First, a process called portfolio tranching is utilized. Portfolio tranching involves implementing signal changes gradually over a period of time. Second, a trade optimization process is used. The trade optimization seeks to reduce trading and turnover while minimizing tracking error to the target portfolio. ~~The portfolio is rebalanced weekly using the Adviser’s investment methodology, which is based on the Adviser’s proprietary quantitative model that seeks to evaluate the underlying trends within each sector. The model identifies which sectors are exhibiting positive or negative momentum. If the momentum of a sector is positive, then it is included in the portfolio. If the momentum is negative, it is excluded from the portfolio.~~

The Fund may invest in long 5- and 10-year U.S. Treasury ~~Note~~ futures contracts when the Adviser’s proprietary models indicate that such a position may offer a positive expected

Alberto Zapata

March 8, 2018

return and/or meaningful diversification benefits for the portfolio. These models utilize factors including, but not limited to, value and momentum.

Statement of Additional Information

Comment 18. The Statement of Additional Information refers to the Newfound Multi-Asset Income Fund. Please confirm whether the Newfound Multi-Asset Income Fund should be included in the Statement of Additional Information when it is not discussed in the Prospectus.

Response. The Registrant so confirms. The Registrant’s Rule 485(a) filing pertained solely to the Newfound Risk Managed Global Sectors Fund and the Newfound Risk Managed U.S. Sectors Fund. The Registrant does not intend to change the strategy for the Newfound Multi-Asset Income Fund.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Attachment

cc: JoAnn M. Strasser